Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Qifu Technology, Inc.

奇富科技股份有限公司

(formerly known as 360 DigiTech, Inc.)

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 3660)

CHANGE OF COMPANY NAME AND STOCK SHORT NAME

Reference is made to our announcement dated March 31, 2023 in relation to the poll results of the extraordinary general meeting of our company held on the same date.

CHANGE OF COMPANY NAME

The board of directors (“Board”) is pleased to announce that the English name of our company has been changed from “360 DigiTech, Inc.” to “Qifu Technology, Inc.” (the “Company”, and together with its subsidiaries and consolidated affiliated entities, the “Group”) and the Company has adopted a dual foreign name of “奇富科技股份有限公司” (together, the “Change of Company Name”).

Following the passing of the special resolution in relation to the Change of Company Name by our shareholders (“Shareholders”) at our extraordinary general meeting held on March 31, 2023, the Certificate of Incorporation on Change of Name was issued by the Registry of Companies in the Cayman Islands on April 3, 2023 certifying the change of name of our company and the Certificate of Registration of Alteration of Name of Registered Non-Hong Kong Company was issued by the Registrar of Companies in Hong Kong on April 19, 2023 confirming the registration of the new name of the Company in Hong Kong under Part 16 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong).

CHANGE OF STOCK SHORT NAME

The stock short name of our shares for trading on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) will be changed from “360 DIGITECH-S” to “QFIN-S” in English, and “360 數科-S” to “奇富科技-S” in Chinese respectively, with effect from 9:00 a.m. on April 27, 2023 (Beijing/Hong Kong time). The stock code of the Company remains unchanged as “3660”.

CHANGE OF COMPANY WEBSITE

The website of the Company will be changed from “ http://ir.360shuke.com ” to “https://ir.qifu.tech”, with effect from the date of this announcement. All documents submitted by the Company for publication on the website of Stock Exchange (including but not limited to announcements, notices, circulars, and reports) will also be published on this new Company website.

CHANGE OF COMPANY LOGO

The logo of the Company will be changed from to with effect from the date of this announcement, which will be printed on the relevant corporate documents of the Company (including but not limited to announcements, notices, circulars, reports and share certificates) and used on its website.

EFFECT ON SHAREHOLDERS

The above changes will not affect the rights of Shareholders or the Group’s operations and financial position. All existing share certificates in issue bearing the former name of the Company will continue to be evidence of legal title to the Company’s shares and be valid for trading, settlement, registration and delivery purposes. Accordingly, there will not be any arrangement for free exchange of existing share certificates of our company for new share certificates bearing our company’s new name. Any new share certificates of our company issued will bear our company’s new name.

By Order of the Board of Directors of
Qifu Technology, Inc.
Alex Zuoli Xu
Director and Chief Financial Officer

Hong Kong, April 21, 2023

As of the date of this announcement, the board of directors of the Company comprises Mr. Hongyi Zhou, Mr. Haisheng Wu, Mr. Alex Zuoli Xu, Mr. Eric Xiaohuan Chen, Mr. Dan Zhao and Ms. Jiao Jiao as Directors; and Mr. Gang Xiao, Mr. Andrew Y Yan and Mr. Fan Zhao as Independent Directors.

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